Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Foremost Lithium Announces

Flow-Through and Non-Flow-Through Private Placements

Vancouver, British Columbia – February 13, 2024 - Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to announce each of a proposed and “best efforts” non-brokered private placement to raise gross proceeds of up to $3,750,000 on a flow-through basis (the “Flow-Through Private Placement”) together with up to $1,500,000 on a non-flow-through basis (the “Private Placement”; and, collectively, with the Flow-Through Private Placement, the “Private Placements”).

The Flow-Through Private Placement will be comprised of flow-through units (each, a “FT Unit”) of the Company, at a proposed subscription price of $5.88 per FT Unit (the “FT Unit Price”); representing a 48% premium to the most recent closing price of the Company’s common shares on the Canadian Securities Exchange (the “CSE”). Each FT Unit will be comprised of one flow-through common share (each, a “FT Share”) and one non-flow-through common share purchase warrant (each, a “Warrant”) of the Company, and with each Warrant entitling the holder thereof to purchase an additional non-flow-through common share (each, a “Warrant Share”) of the Company, at an exercise price of $4.00 per Warrant Share, for a period of 24 months from the closing of the FT Private Placement.

The Private Placement will be comprised of units (each, a “PP Unit”) of the Company, at a proposed subscription price of $3.40 per PP Unit. Each PP Unit will be comprised of one common share (each, a “Share”) and one common share purchase warrant (each, a “PP Warrant”) of the Company, and with each PP Warrant entitling the holder thereof to purchase an additional Share of the Company at an exercise price of $4.00 per Share for a period of 24 months from the closing of the Private Placement.

The gross proceeds from the pending Flow-Through Private Placement will be utilized in connection with the Company’s recently announced drill program respecting its Zoro Property located in the Snow Lake region of Manitoba. The proceeds from the pending Private Placement are expected to be utilized for general corporate and working capital purposes for the Company during the next 12 months.

The gross proceeds from the issuance of the FT Shares will be used for Canadian exploration expenses and will qualify, once renounced to a subscriber that is an individual (other than a trust), as “flow-through critical mineral mining expenditures”, as defined in subsection 127(9) of the Income Tax Act (Canada), and as “flow-through mining expenditures” as defined in section 11.7(1) of the Income Taxation Act (Manitoba) (collectively, the “Qualifying Expenditures”), which will be incurred on or before December 31, 2025 and renounced to the subscribers with an effective date no later than December 31, 2024 in an aggregate amount not less than the gross proceeds raised from the issue of the FT Shares. In addition, the Qualifying Expenditures renounced to a subscriber that is an individual (other than a trust) will qualify for the Manitoba mineral exploration tax credit described in s. 11.7(2) of the Income Tax Act (Manitoba), a non-refundable investment tax credit deductible against provincial income taxes payable by such subscriber under the Income Tax Act (Manitoba). If the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each FT Unit subscriber for any additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed. The proceeds from the Private Placement will be used for working capital and general corporate purposes.

The Private Placements are expected to close on or about March 15, 2024 and are subject to certain closing conditions including, but not limited to, the receipt of all necessary approvals, including the acceptance of the CSE and no objection from the Nasdaq Capital Market.

The securities issued under the Private Placements will be subject to a statutory hold period in Canada of four months and a day from the date of issuance in accordance with applicable securities laws.

The FT Units, FT Shares, Warrants, Warrant Shares, PP Units, Shares, PP Warrants and PP Warrant Shares (collectively, the “Securities”) being offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the Securities of the Company may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any Securities offered and sold in the United States shall be issued as “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

*

For further information please contact:

Company
Jason Barnard, President and CEO
+1 (604) 330-8067

info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

*

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the use of proceeds of the Flow-Through Private Placement and Private Placement, plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

[*       Certain portion of the news release have been redacted to comply with Rule 135c under the United States Securities Act of 1933, as amended.]